EXHIBIT 99



Vanguard Reports Second Quarter Results

NASHVILLE, Tenn.—February 11, 2003 -- Vanguard Health Systems, Inc. (the "Company" or "Vanguard") today announced results for the second quarter ended December 31, 2002. "We continue to realize same hospital volume and revenue growth as we implement our in-market strategic initiatives and business development activities," commented Charles N. Martin, Jr., Chairman and Chief Executive Officer. "We are excited about furthering our leadership role in the markets we serve as we recruit new physicians, expand services and invest in medical technologies."

For the quarter ended December 31, 2002, net revenues were $267.3 million, an increase of $44.2 million or 19.8% from the prior year period. Acute services revenues and health plan premium revenues increased $36.4 million and $7.8 million, respectively, from the prior year period. EBITDA increased to $22.0 million for the quarter ended December 31, 2002 compared to $17.1 million for the prior year period. Net income for the quarter ended December 31, 2002 was $2.6 million, consistent with the prior year period. Income before income taxes increased by $1.8 million or 69.2% to $4.4 million for the quarter ended December 31, 2002, from $2.6 million for the prior year period. Income tax expense increased to $1.8 million for the quarter ended December 31, 2002, an effective tax rate of 41%, compared to an effective tax rate of 0.4% for the prior year period. The Company expects its future effective tax rate to approximate 40%, the full statutory rate.

The consolidated operating results for the quarter ended December 31, 2002, reflect an 18.2% increase in discharges and a 15.4% increase in patient days compared to the prior year period. On a same hospital basis, discharges increased by 3.0% while patient days decreased by 1.3% due to shorter length of patient stays during the quarter ended December 31, 2002.

For the six months ended December 31, 2002, net revenues were $535.2 million, an increase of $104.8 million or 24.3% from the prior year period. Acute services revenues and health plan premium revenues increased $83.4 million and $21.4 million, respectively, from the prior year period. EBITDA increased to $42.1 million for the six months ended December 31, 2002 compared to $32.4 million for the prior year period. Net income increased to $5.0 million for the six months ended December 31, 2002, compared to a net loss of $1.6 million for the prior year period. During the six months ended December 31, 2001, the Company incurred debt extinguishment costs of $6.6 million related primarily to the refinancing of its credit facility debt and the termination of an interest rate collar agreement. Income before income taxes increased by $10.0 million to $8.4 million for the six months ended December 31, 2002, compared to a loss of $1.6 million for the prior year period. Income tax expense increased to $3.5 million for the six months ended December 31, 2002, an effective tax rate of 41%. The Company expects its future effective tax rate to approximate 40%, the full statutory rate.

The consolidated operating results for the six months ended December 31, 2002, reflect a 21.2% increase in discharges and a 20.6% increase in patient days compared to the prior year period.

On a same hospital basis, discharges increased by 1.5% while patient days decreased by 0.5% due to shorter length of patient stays during the six months ended December 31, 2002.

On January 3, 2003, the Company purchased the five acute care hospitals aggregating 1,537 beds and related health care businesses of Baptist Health System in San Antonio, Texas. The purchase price was $295.0 million, payable $247.0 million in cash and $48.0 million in the convertible subordinated debt, convertible preferred stock and common stock securities of the Company or its subsidiaries. In addition, the Company assumed certain of the seller's current liabilities as of the closing date related to the assets purchased. The Company funded the cash portion of the purchase price with proceeds from an expanded credit facility, from private sales of its common stock to existing shareholders and with available cash. "We are pleased to partner with Baptist Health System to provide the San Antonio market with the highest quality health care in a faith-based environment," stated Mr. Martin. "We are ready for the challenge of integrating the operations of our largest acquisition to date with the Vanguard mission for the benefit of both the Company and San Antonio and the surrounding communities of South Texas."

The Company will host a conference call for investors at 11:00 am EST today. All interested investors are invited to access a live audio broadcast of the call, via webcast. The live webcast can be accessed at the Company's Web site at **www.vanguardhealth.com** or at **www.firstcallevents.com/service/ajwz372505604gf12.html**. If you are unable to participate during the live webcast, the call will be available on a replay basis on the Company's Web site **www.vanguardhealth.com** beginning this afternoon and throughout the next 30 days. To access the replay, click on 2nd Quarter Webcast.

At January 31, 2003, Vanguard Health Systems, Inc. owned and operated 15 acute care hospitals and complementary facilities and services in Chicago, Illinois; Phoenix, Arizona; Orange County, California and San Antonio, Texas. The Company's strategy is to develop locally branded, comprehensive health care delivery networks in urban markets. Vanguard will pursue acquisitions where there are opportunities to partner with leading delivery systems in new urban markets. Upon acquiring a facility or network of facilities, Vanguard implements strategic and operational improvement initiatives including expanding services, strengthening relationships with physicians and managed care organizations, recruiting new physicians and upgrading information systems and other capital equipment. These strategies improve quality and network coverage in a cost effective and accessible manner for the communities we serve.

This press release contains forward-looking statements within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include all statements that are not historical statements of fact and those statements regarding the Company's intent, belief or expectations. Do not rely on any forward-looking statements as such statements are subject to numerous factors, risks and uncertainties that could cause the Company's actual outcomes, results, performance or achievements to be materially different from those projected. These factors, risks and uncertainties include, among others, the Company's high degree of leverage; the Company's ability to incur substantially more debt; operating and financial restrictions in the Company's debt agreements; the Company's ability to successfully implement its business strategies; the Company's ability to successfully integrate its recent and any future acquisitions; the highly competitive nature of the health care business; governmental regulation of the industry including Medicare and Medicaid reimbursement levels; changes in Federal, state or local regulation affecting the health care industry; the possible enactment of Federal or state health care reform; the ability to attract and retain qualified management and personnel, including physicians and nurses; claims and legal actions relating to professional liabilities or other matters; changes in accounting practices; changes in general economic conditions; the ability to enter into managed care provider and other payer arrangements on acceptable terms; the efforts of insurers, managed care payers, employers and others to contain health care costs; the availability and terms of capital to fund the expansion of the Company's business; the timeliness of reimbursement payments received under government programs; the potential adverse impact of known and unknown government investigations; and those factors, risks and uncertainties detailed in the Company's filings from time to time with the Securities and Exchange Commission, including, among others, the Company's annual reports on Form 10-K and its quarterly reports on Form 10-Q.

Although the Company believes that the assumptions underlying the forward-looking statements contained in this press release are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by the Company that its objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on the Company's results of operations and financial condition. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.


VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands)


| | Three months ended December 31, | | | |
	2001		**2002**	
Net Revenues	$ 223,128	100.0%	$ 267,342	100.0%
Costs and Expenses:				
Salaries and benefits	95,226	42.7	113,032	42.3
Supplies	28,700	12.8	34,749	13.0
Medical claims expense	32,811	14.7	38,843	14.5
Insurance	4,004	1.8	6,259	2.4
Other operating expenses	31,617	14.2	38,835	14.5
Provision for doubtful accounts	13,715	6.1	13,676	5.1
Depreciation and amortization	7,219	3.2	10,185	3.8
Interest, net	7,276	3.3	7,379	2.8
Debt extinguishment costs	(28)	0.0	–	0.0
Total costs and expenses	220,540	98.8	262,958	98.4
Income before income taxes	2,588	1.2	4,384	1.6
Income tax expense	10	0.0	1,799	0.6
Net income	2,578	1.2	2,585	1.0
Preferred dividends	(432)	(0.2)	(466)	(0.2)
Net income attributable to common stockholders	$ 2,146	1.0%	$ 2,119	0.8%
EBITDA (a)	$ 17,091	7.7%	$ 22,057	8.3%

(a) EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation, amortization, gain (loss) on sale of assets, equity method income (loss), minority interests and debt extinguishment costs.

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands)

| | Six months ended December 31, | | | |
	2001		2002	
Net Revenues	$ 430,437	100.0%	$ 535,205	100.0%
Costs and Expenses:				
Salaries and benefits	181,946	42.3	227,036	42.4
Supplies	53,478	12.4	71,397	13.4
Medical claims expense	62,464	14.5	78,350	14.6
Insurance	6,773	1.6	12,530	2.3
Other operating expenses	63,065	14.7	76,208	14.2
Provision for doubtful accounts	30,048	7.0	27,618	5.2
Depreciation and amortization	14,371	3.3	19,061	3.6
Interest, net	13,241	3.1	14,593	2.7
Debt extinguishment costs	6,627	1.5	–	0.0
Total costs and expenses	432,013	100.4	526,793	98.4
Income (loss) before income taxes	(1,576)	(0.4)	8,412	1.6
Income tax expense	22	0.0	3,450	0.7
Net income (loss)	(1,598)	(0.4)	4,962	0.9
Preferred dividends	(864)	(0.2)	(933)	(0.2)
Net income (loss) attributable to common stockholders	$ (2,462)	(0.6)%	$ 4,029	0.7%
EBITDA (a)	$ 32,436	7.5 %	$ 42,113	7.9%

(a) EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation, amortization, gain (loss) on sale of assets, equity method income (loss), minority interests and debt extinguishment costs.

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Balance Sheets
(In thousands)

	June 30, 2002	(Unaudited) December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 55,408	$ 74,876
Accounts receivable, net of allowance for uncollectible accounts of approximately $23,173 and $17,282, at June 30, 2002 and December 31, 2002, respectively	169,363	163,164
Supplies	15,481	16,736
Prepaid expenses and other current assets	30,392	17,765
Total current assets	270,644	272,541
Property, plant and equipment, net	454,837	469,442
Goodwill	79,078	79,010
Intangible assets, net	38,304	36,143
Other assets	9,081	4,252
Total assets	$ 851,944	$ 861,388
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 49,676	$ 43,175
Accrued health claims	22,345	24,826
Other accrued expenses and current liabilities	106,960	106,795
Current maturities of long-term debt	3,762	3,284
Total current liabilities	182,743	178,080
Other liabilities	22,461	36,532
Long-term debt, less current maturities	311,018	306,092
Payable-In-Kind Preferred Stock	24,106	25,039
Stockholders' equity:		
Common Stock	2	2
Additional paid-in capital	305,369	304,436
Retained earnings	6,245	11,207
Total liabilities and stockholders' equity	$ 851,944	$ 861,388

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

Three months ended
December 31,

	2001	2002	% Change
Actual:			
Number of hospitals at end of period	9	10	
Licensed beds at end of period	1,838	2,129	
Discharges	18,275	21,604	18.2 %
Adjusted discharges -hospitals	26,853	32,275	20.2 %
Average length of stay	4.04	3.94	(2.5) %
Patient days	73,781	85,165	15.4 %
Adjusted patient days-hospitals	109,368	127,914	17.0 %
Patient revenue per adjusted discharge-hospitals	$ 6,035	$ 6,283	4.1 %
Gross inpatient revenue per discharge	$ 17,919	$ 19,817	10.6 %
Outpatient surgeries	9,404	10,079	7.2 %
Emergency room visits	72,455	77,053	6.3 %
Same hospital:			
Revenues (in millions)	$ 210.7	$ 223.3	6.0 %
Discharges	16,839	17,336	3.0 %
Adjusted discharges -hospitals	24,549	25,686	4.6 %
Average length of stay	4.05	3.88	(4.2) %
Patient days	68,218	67,307	(1.3) %
Adjusted patient days-hospitals	100,437	100,703	0.3 %
Patient revenue per adjusted dis charge-hospitals	$ 6,097	$ 6,196	1.6 %
Gross inpatient revenue per discharge	$ 18,189	$ 20,060	10.3 %
Outpatient surgeries	8,522	8,441	(1.0) %
Emergency room visits	67,061	64,480	(3.8) %

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Six months ended December 31,		
	2001	**2002**	**% Change**
Actual:			
Number of hospitals at end of period	9	10	
Licensed beds at end of period	1,838	2,129	
Discharges	35,627	43,181	21.2 %
Adjusted discharges -hospitals	52,504	64,417	22.7 %
Average length of stay	3.99	3.98	(0.3) %
Patient days	142,295	171,658	20.6 %
Adjusted patient days-hospitals	211,630	257,532	21.7 %
Patient revenue per adjusted discharge-hospitals	$ 5,914	$ 6,279	6.2 %
Gross inpatient revenue per discharge	$ 17,519	$ 19,362	10.5 %
Outpatient surgeries	18,086	20,039	10.8 %
Emergency room visits	139,590	157,184	12.6 %
Same hospital:			
Revenues (in millions)	$ 418.0	$ 446.2	6.7 %
Discharges	34,191	34,720	1.5 %
Adjusted discharges -hospitals	50,200	51,255	2.1 %
Average length of stay	4.00	3.92	(2.0) %
Patient days	136,732	136,078	(0.5) %
Adjusted patient days-hospitals	202,699	202,915	0.1 %
Patient revenue per adjusted discharge-hospitals	$ 5,939	$ 6,173	3.9 %
Gross inpatient revenue per discharge	$ 17,694	$ 19,619	10.9 %
Outpatient surgeries	17,204	16,713	(2.9) %
Emergency room visits	134,196	131,486	(2.0) %

Contact: Vanguard Health Systems, Inc.
    Keith Pitts, Vice Chairman
    (615) 665-6025